Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Bond Offering

Singapore, August 14, 2026. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) announced today that it is offering NIS 600 million (approximately $202 million) of Series E Bonds (the “Offering”) to be listed on the Tel Aviv Stock Exchange (“TASE”).

The Offering consists of a preliminary offering to qualified institutional investors, as well as a retail offering. Institutional investors have submitted orders for approximately NIS 1.33 billion (approximately $450 million) of bonds. The final interest rate has not yet been determined and will be determined as part of the retail offering, but the bonds are expected to bear interest at an annual rate of no more than 4.56%.

Completion of the Offering is at OPC’s discretion and subject to receipt of the necessary approvals, including approval of the TASE.

This press release is not an offer for, sale of, or a solicitation to purchase or subscribe for, any securities in the United States. The securities discussed in this press release have not been, and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “believe”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “target”, “future”, and variations of these words or comparable words. These statements include, but are not limited to, statements relating to the Offering, including the amount of the Offering, the expected maximum interest rate for the bonds, and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risks relating to market conditions, the risk that the contemplated Offering does not proceed on the terms indicated herein or at all and risks relating to the final terms of the Offering, and other risks and factors and those risks set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.